Exhibit 99.1

New Gold Provides New Afton C-zone Exploration Update

VANCOUVER, Sept. 11, 2014 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) and (NYSE MKT:NGD) today provides an update on the exploration results received from the New Afton C-zone since the company's previously announced June 2014 mineral resource estimate. The C-zone is a continuation of the New Afton copper-gold deposit that extends along strike and below the B-zone block cave reserve that is currently being mined. An update of the C-zone mineral resource estimate was provided on July 7, 2014 which included exploration results through the beginning of June from 88 holes totaling 56,321 metres. Since the early-June data cut-off date for the mineral resource estimate, assays have been received for an additional 20 holes totaling 13,449 metres from drilling through mid-August 2014. The additional holes have focused both on upgrading the C-zone resource classification and expanding it as it extends laterally to the west.

New Afton C-zone Highlights post June 2014 Mineral Resource Update

Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated true width (metres)	Gold (g/t)	Copper (%)
EA-115	706	786	80	55	1.07	1.40
includes	728	752	24		1.82	2.51
EA-116	494	568	74	52	0.95	0.94
includes	494	534	40		1.49	1.50
EA-118	534	660	126	72	1.47	1.80
includes	534	612	78		1.96	2.36
EA-121	430	640	210	121	1.20	0.89
includes	448	524	76		1.92	1.01
EA-122	384	478	94	91	1.65	1.67
includes	394	444	50		2.39	2.30
EA-123	502	600	98	87	1.49	1.97
includes	532	574	42		2.04	2.56
EA-125	392	502	110	78	1.35	1.73
includes	392	428	36		2.26	3.34
EA-128	382	476	94	86	1.78	1.96
includes	384	444	60		2.49	2.69
EA-129A	658	724	66	54	1.33	1.67
includes	660	686	26		2.07	2.72
EA-132	492	582	90	80	1.30	1.89
includes	492	528	36		2.09	2.78

"We are very pleased with the continued progress of our C-zone exploration program," stated Mark Petersen, Vice President Exploration. "These latest drill results continue to demonstrate good continuity of mineralization and strong gold and copper grades throughout the C-zone."

Four underground diamond drills continue to actively explore the New Afton C-zone, with two drills dedicated to upgrading the resource and two drills focused on expanding the resource to the west. The previously announced June 2014 mineral resource estimate will be updated at the end of 2014 to include the results of the 20 holes announced today as well as the assay results from drilling through early November 2014. In total, the 2014 year-end mineral resource estimate is expected to include data from 35 to 40 additional holes totaling approximately 25,000 metres when compared to the June 2014 mineral resource estimate shown below.

New Afton C-zone Mineral Resource Estimate
	June 2014 Mineral Resource
	Tonnes (000s)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold (Koz)	Silver (Koz)	Copper (Mlbs)
Measured	931	0.94	1.7	1.06	28	51	22
Indicated	33,941	0.76	1.9	0.86	832	2,084	646
Total Measured & Indicated	34,872	0.77	1.9	0.87	860	2,135	668
Inferred	7,979	0.50	1.5	0.56	128	387	98

New Gold's project team is also furthering its engineering work on the C-zone. The results of the additional 20 holes announced today have been provided to the project team to support the continued preliminary design work. New Gold plans to provide both an updated mineral resource estimate and its preliminary engineering scoping analysis for the C-zone in early 2015.

Quality Assurance

New Gold maintains a Quality Assurance / Quality Control ("QA/QC") program at the New Afton project using industry best practices and is consistent with the QA/QC protocols in use at all of the company's exploration and development projects. Key elements of New Gold's QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. Drill core is halved and shipped in sealed bags to Actlabs Laboratories in Kamloops, British Columbia. Check analyses are completed by SGS Minerals Services, Vancouver, British Columbia. Additional information regarding the company's quality assurance processes is set out in the New Afton NI 43-101 Technical Report available at www.sedar.com.

Notes to Mineral Resource Statements

1) Mineral resources are classified as Measured, Indicated and Inferred resources and are effective as of June 27, 2014 and reported based on the technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Measured and Indicated mineral resources do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and potential economic and legal feasibility, do not have demonstrated economic viability, and are exclusive of mineral reserves.

2) Mineral resources for New Afton are based on the following estimation parameters and are reported at a lower cut-off of 0.40% copper equivalent:

New Afton	Gold	Silver	Copper
Metal price	US$1,400 per ounce	US$24.00 per ounce	US$3.25 per pound
Metal recovery	87.7%	73.5%	86.4%
Net payable	97%	90%	96%
Refining costs	US$6.00 per ounce	US$0.50 per ounce	US$0.075 per pound

3) Additional details regarding mineral resource estimation, classification, reporting parameters, key assumptions and associated risks are provided in the company's July 7, 2014 news release, New Afton NI 43-101 Technical Report and its latest Annual Information Form which are available at www.sedar.com.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: planned activities for 2014 and 2015 related to the C-zone exploration and project evaluation; the timing, outcomes and expected completion date of such activities; the potential to block cave the C-zone and extend New Afton's mine life; and estimation of mineral reserves and resources and the realization of such estimates.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding our forward-looking statements are discussed in this news release, New Gold's MD&As, its Annual Information Form and the New Afton NI 43-101 Technical Report filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no signification disruptions affecting New Gold's exploration activities; (2) political and legal developments in Canada being consistent with New Gold's current expectations; and (3) the accuracy of New Gold's current mineral reserve and resource estimates.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the rates of exchange of the currencies of Canada and the United States; changes in national and local government legislation in Canada; controls, regulations and political or economic developments in Canada; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with permitting requirements; unexpected delays or costs associated with consulting and accommodating the rights of First Nations and other Aboriginal groups; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; loss of key employees; actual results of current exploration; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101 ("NI 43-101"). While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility of pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve estimation is made. Readers are cautioned not to assume that all or any part of the Measured or Indicated Mineral Resources that are not Mineral Reserves will ever be converted into Mineral Reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an AIPG Certified Professional Geologist and a "Qualified Person" under National Instrument 43-101.

Complete Drill Assay Summary

Drill Assay Summary

Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
EA14-114	0	150	150			No assays
	150	707	557		0.08	0.02
EA14-115	0	300	300			No assays
	300	706	406		0.13	0.03
C-zone	706	786	80	55	1.07	1.40
Includes	728	752	24		1.82	2.51
	786	819	33		0.17	0.14
EA14-116	0	100	100			No assays
	100	494	394		0.13	0.03
C-zone	494	568	74	52	0.95	0.94
Includes	494	534	40		1.49	1.50
	568	601	33		0.14	0.12
EA14-117	0	2	2			No assays
	2	630	628		0.08	0.04
C-zone	630	672	42	21	0.81	0.55
	672	743	71		0.13	0.07
EA14-118	0	150	150			No assays
	150	534	384		0.23	0.04
C-zone	534	660	126	72	1.47	1.80
Includes	534	612	78		1.96	2.36
	660	679	19		0.13	0.03
EA14-119	0	100	100			No assays
	100	418	318		0.11	0.03
C-zone	418	534	116	89	0.59	0.71
	534	587	53		0.19	0.14
EA14-120	0	300	300			No assays
	300	612	312		0.10	0.02
C-zone	612	684	72	61	0.81	0.98
	684	721	37		0.26	0.16
EA14-121	0	2	2			No assays
	2	430	428		0.15	0.04
C-zone	430	640	210	121	1.20	0.89
Includes	448	524	76		1.92	1.01
EA14-122	0	100	100			No assays
	100	384	284		0.08	0.03
C-zone	384	478	94	91	1.65	1.67
Includes	394	444	50		2.39	2.30
	478	528	50		0.31	0.25
	528	538	10		0.08	0.04
EA14-123	0	50	50			No assays
	50	502	452		0.16	0.07
C-zone	502	600	98	87	1.49	1.97
Includes	532	574	42		2.04	2.56

Drill Hole	From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Gold (g/t)	Copper (%)
EA14-124A	0	300	300			No assays
	300	714	414		0.15	0.03
C-zone	714	792	78	58	1.07	1.25
	792	825	33		0.08	0.12
EA14-125	0	100	100			No assays
	100	392	292		0.08	0.03
C-zone	392	502	110	78	1.35	1.73
Includes	392	428	36		2.26	3.34
	502	561	59		0.10	0.04
EA14-126	0	456	456		0.17	0.06
C-zone	456	650	194	98	0.85	0.75
Includes	490	556	66		1.47	0.93
Includes	624	650	26		0.96	1.53
	650	654	4		0.11	0.05
EA14-127	0	150	150			No assays
	150	526	376		0.13	0.03
C-zone	526	648	122	72	0.98	1.28
Includes	570	596	26		1.61	1.78
Includes	620	648	28		1.22	1.63
EA14-128	0	100	100			No assays
	100	382	282		0.05	0.03
C-zone	382	476	94	86	1.78	1.96
Includes	384	444	60		2.49	2.69
	476	522	46		0.26	0.32
	444	548	104		0.07	0.09
EA14-129A	0	300	300			No assays
	300	658	358		0.09	0.03
C-zone	658	724	66	54	1.33	1.67
Includes	660	686	26		2.07	2.72
	724	759	35		0.40	0.08
EA14-130	1	266	265		0.17	0.04
C-zone	520	632	112	76	0.76	0.95
Includes	550	584	34		1.60	1.62
	632	718	86		0.15	0.05
EA14-131	0	100	100			No assays
	100	660	560		0.16	0.03
C-zone	660	728	68	52	1.15	1.24
Includes	660	684	24		2.08	2.12
	728	758	30		0.05	0.07
EA14-132	0	150	150			No assays
	150	492	342		0.17	0.05
C-zone	492	582	90	80	1.30	1.89
Includes	492	528	36		2.09	2.78
	582	630	48		0.09	0.05
EA14-133	0	300	300			No assays
	300	540	240		0.29	0.04
C-zone	540	658	118	57	1.01	1.28
Includes	594	630	36		1.99	2.27
	658	712	54		0.06	0.04

Drill Hole ID	UTM_North (m)	UTM_East (m)	Elevation (masl)	Total Depth (m)	Azimuth (degrees)	Inclination (degrees)
EA14-114	5614591	674921	116.1	707	169.0	-62.7
EA14-115	5614808	674985	67.3	819	150.9	-55.8
EA14-116	5614715	675055	56.6	601	129.9	-52.9
EA14-117	5614602	675001	102.0	743	143.1	-65.8
EA14-118	5614593	674921	118.7	679	157.1	-57.0
EA14-119	5614715	675055	56.6	587	136.1	-51.2
EA14-120	5614808	674985	68.0	721	135.9	-49.9
EA14-121	5614602	675001	102.8	640	147.8	-60.4
EA14-122	5614715	675054	57.3	538	135.6	-46.1
EA14-123	5614592	674921	117.0	600	162.0	-53.8
EA14-124A	5614807	674986	66.7	825	150.4	-55.8
EA14-125	5614715	675055	56.7	561	146.1	-48.1
EA14-126	5614602	675001	102.6	654	159.0	-59.0
EA14-127	5614592	674921	116.9	648	154.1	-57.0
EA14-128	5614715	675055	56.8	548	153.1	-45.1
EA14-129A	5614806	674985	66.7	759	138.1	-52.1
EA14-130	5614602	675001	102.2	719	161.1	-65.1
EA14-131	5614715	675055	56.9	758	143.0	-64.2
EA14-132	5614593	674921	117.5	630	167.8	-53.1
EA14-133	5614806	674984	67.3	712	151.1	-45.9

Note: Drill hole collar coordinates refer to UTM NAD 83-Zone 10 map datum.

SOURCE New Gold Inc.

PDF available at: http://stream1.newswire.ca/media/2014/09/11/20140911_C2767_PDF_EN_5513.pdf

For further information: Hannes Portmann, Vice President, Corporate Development, Direct: +1 (416) 324-6014, Email: info@newgold.com